UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB
Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:
February 28, 2018
of Management Investment Companies           Estimate average
burden hours
                                               per response .
.. . . . 2.00
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------
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1. Investment Company Act File Number:        Date examination
completed:

811-21829	                                  October 31,
2016

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2. State Identification Number:

AL             AK             AZ             AR             CA
CO
CT             DE     X       DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA             MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in
registration statement:

BBH Trust
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4. Address of principal executive office
(number,street,city,state,zip code):

140 Broadway, New York, NY 10005




REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of
BBH Trust comprised of
BBH International Equity Fund, BBH Core Select, BBH Global
Core Select, BBH U.S. Government Money Market Fund, BBH
Limited Duration Fund, and BBH Intermediate Municipal Bond
Fund:

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that BBH Trust comprised of BBH International Equity Fund, BBH Core Select, BBH Global Core Select, BBH U.S. Government Money Market Fund, BBH Limited Duration Fund, and BBH Intermediate Municipal Bond Fund (collectively, the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of October 31, 2016. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States), and accordingly, included examining on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2016, and with respect to agreement of security purchases and sales for the period from July 29, 2016 (date of our last examination) through October 31, 2016:

1.	Count and inspection of all securities located in the
vault, as applicable, of Brown Brothers Harriman & Co. (the
"Custodian") in New York, NY without prior notice of management;

2.	Confirmation of all securities held by institutions
in book entry form by The Depository Trust Company, Bank of New York Mellon, by various sub-custodians and by various agent banks;

3.	Reconciliation of all such securities to the books and
records of the Funds' and the Custodian;

4.	Confirmation of all repurchase agreements with
brokers/banks and agreement of underlying collateral with the Custodian's records;

5.	Confirmation of all securities pledged as collateral for
futures contracts with brokers; and

6.	Agreement of 6 security purchases and 6 security sales or
maturities since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of October 31, 2016, with respect to securities reflected in the investment accounts of the Funds, is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.
DELOITTE & TOUCHE LLP

Boston, Massachusetts
January 13, 2017


January 13, 2017
Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116

Management Statement Regarding Compliance with Certain
Provisions of the
Investment Company Act of 1940

We, as members of management of BBH Trust comprised of BBH International Equity Fund, BBH Core Select, BBH Global Core Select, BBH Limited Duration Fund, BBH U.S. Government Money Market Fund, and BBH Intermediate Municipal Bond Fund (collectively, the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2016, and for the period from July 29, 2016 (date of last examination) through October 31, 2016.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2016, and for the period from July 29, 2016 (date of last examination) through October 31, 2016, with respect to securities reflected in the investment accounts of the Funds.


ON BEHALF OF:
BBH Trust

________________________________
Charles Schreiber
Treasurer
BBH Trust


Jean-Pierre Paquin
President
BBH Trust














INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange
Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.




THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT




SEC 2198 (04-09)